EXHIBIT 99.1

FOR IMMEDIATE RELEASE

IMRIS to Ring NASDAQ Opening Bell on January 14

Winnipeg, Manitoba, January 11, 2011 (NASDAQ: IMRS; TSX: IM) -- IMRIS Inc. ("IMRIS" or the “Company”) announced that Chairman and CEO David Graves will preside over the NASDAQ stock market opening bell ceremony on Friday, January 14 at the NASDAQ MarketSite in Times Square, New York. Joining Mr. Graves will be members of the IMRIS senior management team and other Company affiliates to celebrate the listing of the Company's common stock on NASDAQ in November of 2010.

A live Webcast of the NASDAQ Opening Bell ceremony will be available that day at 9:20 am Eastern Time on the MarketSite section of NASDAQ's homepage at: http://www.nasdaq.com/about/marketsitetowervideo.asx. In addition, starting at 9:00 a.m. ET, a live webcam of the NASDAQ tower and IMRIS visual material related to the ceremony can be viewed at the link above.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations
& Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com